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                             July 20, 2023

       David Gow
       Chief Executive Officer
       SportsMap Tech Acquisition Corp.
       5353 West Alabama, Suite 415
       Houston, Texas 77056

                                                        Re: SportsMap Tech
Acquisition Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 7, 2023
                                                            File No. 001-40916

       Dear David Gow:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Proxy Filed July 10, 2023

       Q. How will the level of redemptions by SportsMap Stockholders affect the ownership of non-
       redeeming SportsMap Stockholders in New ICI . . ., page 8

   1. We note your revisions in response to our prior comment 11 and reissue in part. Please revise your table on
page 9, and as appropriate throughout your prospectus, to disclose the potential extent of
dilution that non-redeeming shareholders could experience by assuming the exercise
and conversion of the public and private warrants, Earnout Shares,
                                                        ICI Convertible Notes,
Participating Company Options and the shares issuable according to the 2023 Plan.
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany
July       NameSportsMap Tech Acquisition Corp.
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
Summary of the Proxy Statement, page 20

2. We note your revisions in response to our prior comment 5 and reissue in part. Please expand your disclosure to elaborate on the types of products and services ICI provides and how it generates revenue. We note, for example, your infrared cameras, sensor devices and SaaS subscriptions. Please also discuss the limitations and challenges you face, including your limited operating history and dependence on a limited number of customers.
Summary of the Material Terms of the Transactions, page 35

3. We note your revisions in response to our prior comment 7 and reissue in part. Please revise to include the per share merger consideration as of a recently practicable date.
The Background of SportsMap's Interaction with ICI, page 113

4. We note your revisions in response to our prior comment 12 and reissue in part. Please revise to specify the individuals on the SportsMap's management team who reached out to
         Mr. Strahan and the date.
5. We note your revisions in response to our prior comment 13. Please confirm that you will update your prospectus once you enter into any financing arrangements with your potential PIPE investors to disclose the to disclose the negotiations and the material details of the marketing process, who selected the potential PIPE investors, and how the terms of the PIPE transaction were determined. We may have further comment.
6. We note your revisions in response to our prior comment 14 and reissue in part. Please expand your description of the October 31 call to provide more information about the issues related to the timing to secure new capital and the pipeline accounts, including the details of these issues and how SportsMap considered them when asking ICI to revise their forecast.
The Comparable Companies Approach, page 119

7. We note your revisions in response to our prior comment 16 and your disclosure that your preliminary comparable companies analysis was revised on December 15, 2022. Please tell us whether the preliminary comparable companies analysis used to determine the preliminary, $100 million pre-transaction equity value are the same as those included in your filing. If they are different, please include such analyses in your filing and explain the material differences with the current disclosure in your filing. Interests of SportsMap's Directors and Officers in the Business Combination, page 123

8. We note your revisions in response to our prior comment 19 and reissue in part. Please revise your disclosure to quantify the dollar amount of what the Sponsor and its affiliates have at risk that depends on the completion of the business combination by aggregating
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany
July       NameSportsMap Tech Acquisition Corp.
     20, 2023
July 20,
Page  3 2023 Page 3
FirstName LastName
         both the purchase prices and current values of the Founder Shares, Common Stock issued in connection with the Private Placement Units, Private Warrants and fees due.
Certain Forecasted Financial Information for ICI, page 124

9.       We note your response to comment 21. We also note that Updated
Forecasts now
         reflect the current view of ICI   s management with respect to ICI   s
future performance for
         the periods presented. Please address whether there were also updated forecasts provided for 2023. If so, please address why they have not been disclosed in the filing.
10. We reissue comment 22. The initial and updated forecasts both show significant increases in revenues in 2023 and 2024. We also note that the majority of ICI
s forecasted gross
         margin expansion is expected to be realized from a greater mix of revenues from its newer
         SaaS offerings, which yield higher gross margins than ICI   s hardware
products. In this
         regard, please help investors better understand the reasonableness of the assumptions underlying the projections by separately identifying the projected revenue estimates for each significant product and service as well as your consideration of historical revenues in arriving at projected revenue amounts. For example, we note your disclosures on page F-
         15 indicate that there have been limited historical SaaS revenues.
11. We note your revisions in response to our prior comment 24 and reissue the comment. It is not clear why you have included the June 2023 projections in this prospectus given that they were not the projections that the SportsMap Board considered when developing ICI's
         $100 million valuation or when deciding whether to approve the business combination.
         Please explain the purpose for developing these projections and including them in the prospectus. We also still note that you have not included the projections that were discussed with ICI on August 9 and September 7, 2022. Please discuss why the board determined to use the December 2022 projections and how the projections from August
         2022 were different, including the assumptions used, clarify when the projections were prepared and include the August 2022 projections in your filing. Please also discuss the possible impact if the projections are not correct.
Information about ICI
Business Overview, page 167

12. We note your revisions in response to our prior comment 26. Please further balance your disclosure to address the challenges and uncertainties you will face while establishing your presence in each of your target markets. Please ensure that your disclosure addresses the risks that are specific to each of your identified markets target markets. Further, please expand your discussions of each target market to disclose the specific assumptions and limitations you relied upon for each target market.
Intellectual Property, page 177

13. We note your revisions in response to our prior comment 30 and reissue in part. We also note your disclosure that your provisional patent application is set to expire in 2023.
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany
July       NameSportsMap Tech Acquisition Corp.
     20, 2023
July 20,
Page  4 2023 Page 4
FirstName LastName
         Please revise to disclose the specific date of expiration for this provisional patent application and your patents.
Results of Operations, page 181

14. Pursuant to Item 303(b)(2)(iii) of Regulation S-K, please separately quantify the extent to which changes in revenues are attributable to changes in prices, changes in volume, or to the introduction of new products or services.
Internal Control Over Financial Reporting, page 189

15. We note your disclosure about ICI's inadequate accounting resources and the inventory impairment risk referenced on page 57. Please explain to us how you reasonably concluded that no inventory allowance was required at March 31, 2023 given the annual and interim declines in sales and that your inventory balance is 20X greater than your quarterly cost of goods sold. Given the inherent technological obsolescence risk, and that your inventory balance equates to 5 years of sales, it is not clear why no impairment was recognized at March 31, 2023 and why none of the inventory is classified as long term.
         We note that this is ICI's largest asset. In your response, please quantify the portion of your March 31, 2023 inventory balance that is more than 1 year old. Also, please tell us how much of this inventory was sold subsequent to March 31, 2023. We may have further comment.
Unaudited Pro Forma Combined Financial Information, page 194

16. We note your response to comment 34. Even after consideration of unpaid transaction expenses of ICI which appear to be reflected in the accrued offering costs and expenses line item of $3 million as well as the repayment of the $1 million related party promissory note, the remaining cash balance appears to be under the $10 million. Please further clarify in your disclosures how it is expected that this condition will be met.
17.      We note your response to comment 33. Please address the following:
             The additional disclosures provided indicate that other audit and advisory costs that are not considered incremental to the business combination are charged against selling, general and administrative expenses in the unaudited pro forma statement of operations. It appears that there may be a typographical error. Please revise as necessary; and
             It remains unclear how the adjustment amounts correspond to your other disclosures.
            For example, Adjustments C and D result in a net reduction to accrued offering costs and other expenses of $.49 million, which does not appear to correspond to the amounts discussed in the notes to these adjustments.
Segments and Geographical Information, page F-9

18. We note your response to comment 41. Please provide the disclosures required by ASC
         280-10-50-42 in the notes to the financial statements.
 David Gow
SportsMap Tech Acquisition Corp.
July 20, 2023
Page 5


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jordan Nimitz at 202-551-5831 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

FirstName LastNameDavid Gow                               Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameSportsMap Tech Acquisition Corp.
                                                          Services
July 20, 2023 Page 5
cc:       Ralph de Martino, Esq.
FirstName LastName